Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

June 13, 2008

Securities and Exchange Commission
Washington, DC 20548
Attention: Jennifer R. Hardy, Esq.
                   Legal Branch Chief

Re:	Fuda Faucet Works, Inc.
Registration Statement on Form S-1, Amendment No. 3
Filed on: June 9, 2008
File No. 333-149254

Ladies and Gentlemen:

Fuda Faucet Works, Inc. (the “Company”), is responding to the comments of the staff with respect to amendment No. 3 to the captioned registration statement on Form S-1. Since the comments relate to the Company’s filings on Form 10-Q, the Company has not filed an amendment. Set forth below are the responses to the comments raised by the staff:

Question 1.  We note that your diluted earnings per share and your weighted average number of diluted common shares outstanding for the three months ended March 31, 2008 is different from the amounts presented in your Form 10-Q filed on May 14, 2008. Please tell us what consideration you gave to paragraph 25 and 26 of SFAS 154. To the extent that you consider these changes to be the correction of an error, please provide us with the disclosures you will include in your next interim filing on Form 10-Q as required by paragraph 25 and 26 of SFAS 154. Your future filing disclosures should clearly indicate the amount of diluted earnings per share and weighted average number of diluted shares outstanding as reported in your Form 10-Q for the period ended March 31, 2008 and the amounts as restated.

Response: The changes noted by the staff were the correction of an error in the Form 10-Q filed on May 14, 2008. The Company will include the following paragraph in the Form 10-Q quarterly report for three months ended June 30, 2008:

Effect of the restatement to diluted EPS for the three months ended March 31, 2008

Diluted earnings per share for the three months ended March 31, 2008 was restated due to the correction of calculation method of the average number of shares of common stock for determining diluted earnings per share. In the correction, (1) we excluded 4,121,212 shares of anti dilutive warrants, the exercise price ($3.00) of which was higher than the average market price ($2.66) during the first quarter of 2008; (2) we recalculated the dilutive effect of warrants to purchase 2,060,606 shares of common stock at $1.80 per share and warrants to purchase 100,000 shares at $1.60 per share, which was calculated to be 706,601 shares, resulting in a decrease in the number of shares of common stock outstanding for determining diluted earnings per share of 1,454,545 shares. As a result, the weighted average number of shares of common stock used in computing diluted earnings per share for the three months ended March 31, 2008 was changed from 20,098,167 shares to 14,522,410 shares, and the diluted earnings per share increased $0.02 to $0.09. This correction has no effect upon the diluted EPS reported for corresponding period of fiscal 2007, since there were no any dilutive equities outstanding during that period. There is no effect of the correction on any other financial statement line item and per-share amounts other than diluted EPS, and there is no cumulative effect of the change on retained earnings or other components of equity or net assets in the statement of financial position as of the beginning of any prior period presented.

Securities and Exchange Commission
June 13, 2008

Question 2.  You indicated that warrants to purchase 4,121,212 common shares were not included in the calculation of diluted earnings per share for the three months ended March 31, 2008. Given that there were 2,060,606 outstanding warrants to purchase common shares at $1.80 per share. Please tell us how you determined that the impact of your dilutive warrants was 706,061. Please provide us with your calculation of dilutive warrants for the three months ended March 31, 2008.

Response: The calculation of dilutive warrants for the first quarter of 2008 is as follows:

Warrants (Treasury stock method)		1.80 warrants	CCG warrant	3.00 warrants	Total
Shares of warrants	A	2,060,606	100,000	4,121,212
Exercise price	B	$1.80	$1.60	$3.00
Proceeds from assumed exercise of warrants	C=A×B	$3,709,091	$160,000	$12,363,636
Average market price in the first quarter of 2008	D	$2.66	$2.66	$2.66
Number of shares assumed to be reacquired	E=C÷D	1,394,395	60,150	4,647,983
Number of shares assumed issued and not reacquired	F=A-E	666,211	39,850	(526,771)

Anti dilutive				4,121,212	4,121,212
Diluted effect in total (for warrants)		666,211	39,850		706,061

The Company is looking for an effective date on or about June 17, 2008, and, with the consent of the staff, we will file a request for acceleration on Monday, June 16, 2008.

Very truly yours,
/s/ Wu Yiting
Wu Yiting, Chief Executive Officer